EXHIBIT 12.10

CSG Systems International, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

Three Months Ended March 31, 2007 (unaudited)
Income from continuing operations before income taxes	$24,269
Fixed Charges:
Interest on long-term and short-term debt including amortization of debt expense	1,786
Interest element of rentals	789

Total fixed charges	2,575

Earnings before income taxes and fixed charges	$26,844

Ratio of earnings to fixed charges	10.42